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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-20763

                           NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-K

         For Period Ended: December 31, 2001

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   McLeodUSA Incorporated

Address of principal executive office (STREET AND NUMBER): McLeodUSA Technology
         Park, 6400 C Street SW, P.O. Box 3177

City, State and Zip Code   Cedar Rapids, IA  52406-3177

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
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
       (  (a)  The reasons described in reasonable detail in Part III of this
       (       form could not be eliminated without unreasonable effort or
       (       expense;
       (  (b)  The subject annual report, semi-annual report, transition report
       (       on Form 10-K, 20-F, 11- K, or Form N-SAR, or portion thereof will
       (       be filed on or before the 15th calendar day following the
   (X) (       prescribed due date; or the subject quarterly report or
       (       transition report on Form 10-Q, or portion thereof will be filed
       (       on or before the fifth calendar day following the prescribed due
       (       date; and
       (  (c)  The accountant's statement or other exhibit required by Rule
       (       12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

         McLeodUSA Incorporated (the "Company") filed a voluntary petition seeking protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of

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Delaware on January 31, 2002. The Company expects its Plan of Reorganization in the Chapter 11 case to be confirmed on or about April 5, 2002. The Company believes that given the proximity of the confirmation date to the standard filing deadline and the significance of this event to McLeodUSA and the disclosures in the Form 10-K, that it is prudent to reflect the results of the confirmation proceeding in its Form 10-K. Consequently, the Company is unable to complete the Form 10-K without unreasonable efforts. The Company will file its annual report on Form 10-K as soon as practicable after the confirmation proceeding.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             Randall Rings           (319)               364-0000
                (Name)            (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                                  (X) Yes ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  (X) Yes ( ) No

         The Company's total revenue for the year ended December 31, 2001 increased by $414.1 million, an increase of 30% from the comparable 2000 period. Net loss applicable to common shares increased from $531.7 million for the twelve months ended December 31, 2000 to $2,789.4 million for the twelve months ended December 31, 2001, an increase of $2,257.7 million.

                             McLeodUSA Incorporated
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2002          By:          /s/ Randall Rings
                                      ----------------------------------------
                             Name:    Randall Rings
                             Title:   Group Vice President--Law and Secretary


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